Exhibit 99.1

Media Release

Planegg/Munich, Germany, June 14, 2019

MorphoSys’s Licensee Janssen Announces Top-line Phase 3

Results for Guselkumab (Tremfya®) in Adults with Active Psoriatic Arthritis

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; Nasdaq: MOR) announced today that its licensee Janssen Research & Development, LLC (Janssen), reported top-line results from the phase 3 DISCOVER 1 and 2 studies in a press release issued today. The studies evaluated the efficacy and safety of guselkumab (Tremfya®) compared to placebo in adult patients with active moderate to severe psoriatic arthritis (PsA). According to Janssen, both studies met their primary endpoints of American College of Rheumatology 20 percent score improvement (ACR20), and the safety profiles observed for guselkumab in the DISCOVER program were consistent with previous studies of guselkumab and Tremfya® current prescribing information.

The DISCOVER program comprises the first-ever phase 3 studies evaluating an IL-23 p19 inhibitor for the treatment of psoriatic arthritis. Janssen announced that data will be presented at upcoming scientific medical meetings and that data from the two DISCOVER studies will serve as the basis of submissions to the U.S. Food and Drug Administration and European Medicines Agency seeking approval of guselkumab as a treatment for psoriatic arthritis, which are anticipated for later this year.

Guselkumab is a human anti-IL-23 monoclonal antibody developed by Janssen that was generated utilizing MorphoSys’s proprietary HuCAL antibody technology.

Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys AG, said: “We are very pleased to see these positive topline results from two phase 3 studies of guselkumab in psoriatic arthritis. This disease is very debilitating and severely restricts the mobility of patients. We look forward to the further development of guselkumab as a potential treatment option in this indication.”

Guselkumab (tradename Tremfya®) has been approved in the U.S., Canada, the European Union, and several other countries for the treatment of plaque psoriasis and in Japan for the treatment of various forms of psoriasis, psoriatic arthritis, and palmoplantar pustulosis. Guselkumab is currently being investigated in clinical studies in several indications, including additional studies in plaque psoriasis, pediatric psoriasis, psoriatic arthritis, Crohn’s disease, hidradenitis suppurativa, ulcerative colitis and familial adenomatous polyposis. MorphoSys is eligible to certain milestone payments and receives royalties on net sales of Tremfya®.

More information about guselkumab clinical studies is available on clinicaltrials.gov.

About the DISCOVER program

The DISCOVER program consists of DISCOVER-1 and DISCOVER-2, two randomized, double-blind, multicenter phase 3 studies designed to evaluate efficacy and safety of subcutaneous guselkumab in patients with active PsA compared to placebo. In addition to the primary endpoint of ACR20 response at week 24, multiple secondary endpoints were assessed that included ACR50/70, resolution of soft tissue inflammation (enthesitis and dactylitis), disease activity (DAS-28 CRP), improvement in physical function (HAQ-DI), skin clearance (IGA), and quality of life (SF-36 PCS and MCS). DISCOVER-2 also assessed effect on structural damage (vdH-S) as a key secondary endpoint.

DISCOVER-1 included 381 participants, including participants previously treated with anti-TNF biologics. The study continued through 52 weeks. DISCOVER-2 included 739 bio-naive participants and continued through 100 weeks.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 330 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the clinical development of guselkumab in psoriatic arthritis led by Janssen, the further clinical development of guselkumab by Janssen as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for guselkumab in psoriatic arthritis. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the clinical development of guselkumab in psoriatic arthritis led by Janssen, the further clinical development of guselkumab by Janssen as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for guselkumab in psoriatic arthritis, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih

Head of Corporate Communications & IR

Alexandra Goller

Director Corporate Communications & IR

Dr. Julia Neugebauer

Director Corporate Communications & IR

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com